[LETTERHEAD]

BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

August 31, 2007

Mr. John F. Reynolds

Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Re:                   Hicks Acquisition Company I, Inc.
Registration Statement on Form S-1, File No. 333-143747

Dear Mr. Reynolds:

On behalf of Hicks Acquisition Company I, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 16, 2007, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.  Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.                                      We note your response to comment five of our letter dated July 13, 2007 and we reissue in part our comment. Please disclose in the “Conflicts of Interest” section or in another appropriate section of the prospectus, the list of entities, as provided in your response, for which a conflict of interest exists vis-à-vis the company.  Also state the priority and preference that each entity has with respect to the performance of obligations and presentation of business opportunities..

The Company has included the requested disclosure on pages 85-86 of Amendment No. 2.

590 Madison Avenue / New York, New York 10022-2524 / 212.872.1000 / fax: 212.872.1002 / akingump.com

2.                                      We note your response to comment 14 of our previous letter and we reissue the comment. We note the transfer restrictions upon the founders’ units, sponsors’ warrants and co-investment units that bind the entities that purchased or will purchase such securities.  Please describe in the prospectus, as discussed in your response, whether the transfer restrictions would apply to the ownership interests or interest holders of those entities.

The Company has included the requested disclosure on page 91 of Amendment No. 2.

Part II

Item 15. Recent Sales of Unregistered Securities

3.                                      We note your response to comment 37 of our previous letter. Please include your response in the disclosure of the registration statement as to whether the investors in HH-HACI, LP are accredited investors.

                The Company has included the requested disclosure on page II-5 of Amendment No. 2.

Exhibits

4.                                      Please file executed copies of agreements wherever possible. For example, please see exhibits 10.9 and 10.10.

The Company notes the Staff’s comment and has filed executed copies of exhibits 5.1, 10.1, 10.5 and 10.7.  The remaining agreements have been filed as “forms of” since they will be executed upon consummation of the offering.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc:           Joseph B. Armes